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                                                            Exhibit 5.3 and 23.2


                 [Letterhead of REED SMITH SHAW & MCCLAY LLP]

                               435 Sixth Avenue
                      Pittsburgh, Pennsylvania 15219-1886
                              Phone: 412-288-3131
                              Fax: 412-288-3063

Writer's Direct Numbers:
Phone 412-288-3028
Fax 412-288-3063
rjboehne@rssm.com


                                March 30, 1999


Mellon Bank Corporation
500 Grant Street
Pittsburgh, PA 15258


     Re: 401(k) Retirement Savings Plan, as amended and restated effective January 1, 1998 ("401(k) Plan")


Gentlemen:

     We serve as counsel to the Mellon Bank Corporation ("MBC") Corporate Benefits Committee ("CBC") and the MBC Benefits Investment Committee ("BIC") (collectively, the "Committees") in their capacities as the named fiduciaries ultimately responsible for the administration of the captioned 401(k) Plan and the investment of its related assets, respectively. We also serve as counsel to MBC, in its capacity as sponsor of the 401(k) Plan, to the extent MBC takes actions solely in its capacity as sponsor which are not subject to the fiduciary responsibility rules of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     In our capacity as counsel to the Committees and MBC, as applicable, we were primarily responsible for: (i) drafting the captioned 401(k) Plan, (ii) obtaining the favorable determination of the Internal Revenue Service ("Service"), received February 25, 1999, regarding the qualified status of the captioned 401(k) Plan, under section 401(a) of the Internal Revenue Code ("Code") and the First (Qualification) amendment to the 401(k) Plan executed March 8, 1999; and (iii) drafting the subsequent Second Amendment to the 401(k) Plan effective as of April 5, 1999.

     The 401(k) Plan incorporates all the amendments since the prior restatement. Moreover, the First (Qualification) Amendment, was adopted at the request of the Service as a condition of its issuing its favorable determination with respect to the 401(k) Plan. The Second Amendment, however, has not been submitted to the Service for its determination regarding the continued qualified status of the 401(k) Plan as so amended under section 401(a) of the Code.

     The 401(k) Plan is intended to constitute a "qualified profit sharing plan" within the meaning of Treasury Regulation 1.401-1(b)(1)(ii), Code section 401(a) and the regulations promulgated thereunder. Significantly, the 401(k) Plan document, together with the First (Qualification) Amendment, has been determined by the Service to incorporate all material requirements of Code section 401(a). Moreover, we are of the opinion that the Second amendment -- expanding the investment options available to participant pre-tax contributions to include MBC common stock -- is likewise in compliance with all material requirements of Code
Section 401(a). Accordingly, we are of the opinion that the Service will ultimately issue a favorable determination on the qualified status of the 401(k) Plan as amended by the adoption of the Second Amendment.

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
Harrisburg, PA       McLean, VA       Newark, NJ       New York, NY       Philadelphia, PA       Princeton, NJ       Washington, DC
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[Page two Letterhead of REED SMITH SHAW & MCCLAY]


Mellon Bank Corporation                - 2 -                      March 30, 1999


     We hereby consent to the filing of this opinion as an exhibit to the registration statement to be filed under the Securities Act of 1933 (the "Act") with respect to the 401(k) Plan. By giving such consent, we do hereby admit that we are within the category of persons whose consent are necessary under Section 7 of the Act.


                                       Very truly yours,

                                       /s/ Reed Smith Shaw & McClay

                                       Reed Smith Shaw & McClay